Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 23, 2018

Relating to Preliminary Prospectus issued March 23, 2018

Registration Statement No. 333-223300

SPOTIFY TECHNOLOGY S.A.

This free writing prospectus relates to the Registration Statement on Form F-1 (File No. 333-223300), as amended (the “Registration Statement”), that Spotify Technology S.A. (“Spotify”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On March 23, 2018, Spotify re-posted on its investor relations website certain videos entitled “Platform and Marketplace,” “The Big Picture,” and “Our Business Model.” Transcripts of the videos are set forth below.

Except as set forth below, information on, or accessible through, Spotify’s website is not part of or incorporated by reference in this free writing prospectus, nor is it part of or incorporated by reference in the preliminary prospectus or Registration Statement.

You should consider statements in the videos as set forth in the transcripts below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

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“Platform and Marketplace” Transcript

Spotify is building a two-sided marketplace – one that provides fans with a way to discover and enjoy music, and one that provides artists with an additional avenue to showcase and be compensated for their creative work.

Given that most streaming services today have access to the same thirty-five million-plus tracks, the differentiator that sets one service apart from others – and that we believe will win in the marketplace – is a platform that owns discovery, personalization, and demand creation.

Throughout history, both the consumption and creation of music have been governed by the limitations of distribution through physical mediums.

Just over a decade ago, the widespread migration to digital led to a significant shift in music consumption. However, the model was still very much based on physical ownership, and the limitations that come with it.

But music fans wanted more freedom in their listening and a better way to discover new music.

Due to this demand, the concept of an easy, anywhere, anytime access model emerged, giving birth to online streaming. Spotify was at the forefront of this emerging technology.

And Spotify’s growth benefited from offering two different products, Premium and Ad-Supported Services that live independently, but thrive together. This business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success.

In fact, streaming has helped return the industry to growth. Streaming revenues grew by sixty percent in 2016, while both physical sales and digital download revenues declined by eight and twenty-one percent respectively.

And Spotify’s streaming growth has been significant. In just 2017 alone, users consumed thirty nine point eight billion hours of content.

The Spotify app delivers a personalized user experience by using artificial intelligence and machine learning to mine our two hundred petabytes of data.

Because of our investments in these systems, users not only come to Spotify to listen to their favorite music, but increasingly, to discover new artists.

In fact, our playlists drive listening and discovery. Every day, fans from around the world trust our brand to guide them to music and entertainment they would never have discovered on their own.

If discovery drives delight, and delight drives engagement, and engagement drives discovery, we believe Spotify wins, and so do our users. Spotify has become an essential partner to both aspiring and established artists, by enabling their music to be discovered. Our playlists have become a key discovery tool for users to find new artists and new music by their favorite artists.

Many of our users rely on Spotify to help “soundtrack” their day, by listening to editorially-curated playlists like RapCaviar, or personalized machine-generated playlists like Discover Weekly, Daily Mix, and Release Radar.

We now program approximately thirty-one percent of all listening on Spotify across these and other playlists, compared to less than twenty percent two years ago. The success of our playlists in driving music discovery has led them to become one of the primary tools that labels, artists, and managers use to measure success.

As users choose to let us program more of their listening, all participants in the music ecosystem benefit. On the one hand, users are able to discover new music and still listen to their favorite classics, while new and established artists are able to grow their exposure and gain fans.

Using our artificial intelligence and machine learning capabilities, we’re able to find, promote and program songs whether they’re established hits, or “hidden gems.” This creates a strong network effect. The more engaged our users become, the more we can provide them with a tailored, personalized listening experience. In turn, this fosters greater artist creativity, leading to ever more unique and entertaining experiences, yielding higher levels of engagement.

Our users listen from all parts of the globe, with: fifty-eight million monthly active users in Europe; fifty-one million in North America; thirty-three million in Latin America; sixteen million in the rest of the world; and the monthly totals continue to grow.

Our app is functional across multiple platforms – from smartphones to laptops, to video game consoles to automobiles, and we’ve been a pioneer in voice-enabled listening.

In 2016, we had a forty-two percent share of the global streaming market by revenue.

Streaming’s growth has reinvigorated the music industry, bringing a renewed optimism to the business and creative communities.

With that optimism, along with an increase in demand from our users, we see a significant opportunity to use our scale to continue to support and promote artists.

In addition to providing artists with access to one-hundred-and-fifty-seven million monthly active users, we also provide artists with a full and unique set of tools and services, enabling them to grow their businesses on a single platform.

We support of all our artists’ needs – distribution, monetization, discovery, analytics, promotion and creation.

Because we are the largest global music streaming subscription service, we are able to provide artists with unique insights into their fan base. These insights enable artists to promote music their fans are likely to enjoy, to plan concerts and events in locations where their fans live, and to actively communicate with them.

We have paid more than eight billion euro in royalties to artists, music labels, and publishers since our launch.

Today, there are more than three million artists and creators on Spotify, and we believe our platform is enabling a wider range of artists, to get discovered and live off their art.

We have more than thirty-five million tracks available in every region. And approximately twenty thousand new recordings added every day.

Our Creator Services Team works with our artists to help promote their music to new and existing fans.

In fact, on average, we conduct over three hundred Artist Marketing Campaigns per year.

In addition, Spotify for Artists, our unique platform designed specifically for artists, is giving creators in-depth insights into the listening habits of their fans.

As a result, artists and their managers can now track distribution via song play data, playlist data, and playlist notifications. This new platform has grown to include one hundred thousand monthly active artists in just nine months.

Spotify has become an essential partner to both aspiring and established artists. It’s a platform where their music can be discovered and where they can get to know and interact with their fans.

Every day we continue our mission to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by their creations.

References:

Monthly Active Users (“MAUs”) refers to the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected.

Content Hours refers to the aggregate number of hours Users spent consuming audio and video content on Spotify for the period indicated.

Most streaming services have the same 35 million plus tracks. Spotify internal data, as of December 31, 2017.

Streaming revenues grew by 60% in 2016, while both physical sales and digital download revenues declined by 8% and 21% respectively. IFPI, Global Music Report 2017, published April 2017.

We program 31% of all listening on Spotify. Spotify internal data, as of December 31, 2017.

In 2016, we had a 42% share of the global music streaming market by revenue. Spotify internal data, as of December 31, 2016.

We are the largest global music streaming subscription service. Spotify internal data, as of December 31, 2017.

Since our launch, Spotify has paid over €8 billion to the holders of music rights. Spotify internal data, as of December 31, 2017.

There are more than 3 million artists and creators on Spotify. Spotify internal data, as of December 31, 2017.

We have more than 35 million tracks available in every region and approximately 20 thousand new recordings added every day. Spotify internal data, as of December 31, 2017.

On average, we conduct over 300 Artist Marketing Campaigns per year. Spotify internal data, as of December 31, 2017.

“The Big Picture” Transcript

Over a fifteen-year period, from 1999 through 2014, the global music industry suffered a forty percent decline in revenue.

At the core of this decline was rampant piracy, which broke the music ownership model. Revenues declined and artists and their creativity suffered.

Into this picture stepped Daniel Ek, a twenty-three-year-old entrepreneur from Sweden, who had founded, built and sold several successful businesses from scratch. Daniel believed there had to be a better way. And so he combined his passions for music and technology, and with a team of ardent music fans and talented engineers, created Spotify in 2006.

Working together, they built a company based on a core set of values: innovation, passion, collaboration, transparency, and fairness. These values drive how we work with the creative community and treat our users.

The team at Spotify leveraged major technological trends and innovations to help change the way people enjoy and discover music, by shifting from a transaction-based business model to one that is access-based and focused on music discovery.

As the access-based model gained traction, industry trends began to improve. By 2015, the music industry’s decline in global revenue began to reverse, growing by more than three percent over 2014. Revenue grew yet again by six percent in 2016, marking the first time since the nineties that the industry recorded consecutive year-over-year growth.

Streaming is the primary driver of this resurgence. And today, Spotify is the largest global music streaming subscription service.

Spotify’s unique business model – a combination of ad-supported and premium service offerings – has powered its rapid growth to industry and global leadership.

Today, Spotify is one of the most recognizable consumer applications in the world. And it can be found on some of the most prized real estate consumers own: the home screens of their smartphones.

Spotify streams in sixty-one countries and territories and its global footprint continues to grow.

Monthly active users grew thirty-six percent from 2015 to 2016 and by twenty-eight percent to one-hundred-and-fifty-seven million in 2017. On the subscriber side, Spotify grew seventy-one percent from 2015 to 2016 and grew forty-six percent in 2017, reaching seventy-one million at year end.

It’s also worth noting that forty-two percent of these monthly active users are under the age of twenty-five.

In 2017, our revenue topped four billion euro.

Since our launch, Spotify has paid over eight billion euro to the holders of music rights and that number continues to grow.

Thanks to a large and growing user base, that is highly engaged, we are continuously learning about users’ listening habits and preferences throughout the day. This database of information is used to create a more personalized and engaging experience for each and every user’s incremental visit to the platform.

A better user experience leads to increased engagement. Today the average Spotify user consumes twenty-five hours of audio and video content per month.

On average, forty-four percent of users listen to Spotify daily.

A primary driver of our growth in traffic and average consumption are our playlists. They have become an important tool by which users discover new artists. Likewise, record labels, managers, and artists are using these playlists as a way to measure success. Today, Spotify-owned playlists account for over thirty-one percent of users’ listening and this is driving exposure of both established and up-and-coming artists.

Engaged Spotify users are also creating their own playlists, to the tune of more than three- point-two billion to date.

While streaming is undergoing global growth, it is still in its infancy.

Industry wide streaming revenues reached four-point-six billion dollars in 2016, an increase of sixty percent.

And the market has lots of room for growth. In the sixty-one countries and territories where Spotify currently operates, there are one-point-two billion payment-enabled smartphone users, and that number is forecast to grow to one-point-six billion by 2021. Forecasters predict that by 2021 there will be another one-point-four billion payment-enabled smartphones, in countries where Spotify hasn’t launched, but is likely to.

Altogether, Spotify’s opportunity for growth is significant. In the United States alone, the average American spends thirty-two hours per week listening to music, including the radio, and that averages to over one hundred and twenty hours per month. So, there is a large opportunity to capture additional listening hours, along with a significant opportunity in the ad-supported market.

Given the Big Picture and the opportunities for growth in the music streaming industry, we are committed to our continued market leadership, by creating a superior listening and engagement experience for fans and artists around the world.

References:

Monthly Active Users (“MAUs”) refers to the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

We define Premium Subscribers as Users that have completed registration with Spotify and have activated a payment method for Premium Service.

Content Hours refers to the aggregate number of hours Users spent consuming audio and video content on Spotify for the period indicated.

Over a 15-year period, from 1999 through 2014, the global music industry suffered a 40% decline in revenue. IFPI, Global Music Report 2017, published April 2017.

By 2015, the music industry’s decline in global revenue began to reverse, growing by more than 3% over 2014. Revenue grew yet again by 6% in 2016, marking the first time since the 1990s that the industry recorded consecutive year-over-year growth. IFPI, Global Music Report 2017, published April 2017.

Spotify is the largest global music streaming subscription service. Spotify internal data, as of December 31, 2017.

Spotify streams in 61 countries and territories and its global footprint continues to grow. Spotify internal data, as of December 31, 2017.

42% of MAUs are under the age of 25. Spotify internal data, as of December 31, 2017.

Since our launch, Spotify has paid over €8 billion to the holders of music rights. Spotify internal data, as of December 31, 2017.

The average Spotify Monthly Active User consumes 25 hours of audio and video content per month. Spotify internal data, as of December 31, 2017.

On average, 44% of MAUs listen to Spotify daily. Spotify internal data, as of December 31, 2017.

A primary driver of our growth in traffic and average consumption are our playlists. Spotify internal data, as of December 31, 2017.

Engaged Spotify Users have created more than 3.2 billion playlists to date. Spotify internal data, as of December 31, 2017.

Industry wide streaming revenues reached $4.6 billion in 2016, an increase of 60%. IFPI, Global Music Report 2017, published April 2017.

In the 61 countries and territories where Spotify currently operates, there were 1.2 billion payment-enabled smartphone users in 2017, and that number is forecast to grow to 1.6 billion by 2021. Forecasters predict that by 2021 there will be another 1.4 billion payment-enabled smartphones in countries where Spotify hasn’t launched but is likely to. Ovum, Spotify Total Addressable Market Size Study, January 2017.

In the United States, the average American spends 32 hours per week listening to music, including the radio. Nielsen Corporation, Time with Tunes: How Technology is Driving Music Consumption, published November 2, 2017.

“Our Business Model” Transcript

While the music industry has gone through tremendous disruption and transformation over the past two decades, the emergence of online streaming has reversed the decline and led to the industry’s resurgence and growth.

Spotify is at the forefront of this growth.

We provide a wide range of listening options that meet the varying needs of our rapidly growing user base, address our users’ real-time moods and activities, and capture a unique understanding of the moments in their lives. We offer both an ad-supported and premium service.

Our business has grown rapidly since inception. We reached one hundred and fifty seven million monthly active users at the end of 2017, with growth coming from both our premium and ad-supported listeners.

The fully on-demand, premium service can be accessed both online and offline for a fixed monthly fee, while the ad-supported option offers more limited on-demand service with no monthly fee.

Both models are efficient, with the ad-supported side functioning as both a funnel into the premium offering, and as a successful offering on its own. Since February 2014, the ad-supported side has driven more than sixty percent of Spotify’s gross added premium subscriptions.

Our premium subscriptions have grown forty-six percent year-over-year to seventy-one million as of year-end 2017. A portion of this growth is due to the popularity of our Family Plan, which allows access by up to six in a single household for one fixed monthly rate.

The Premium model accounts for roughly ninety percent of Spotify’s total revenue. In 2016, revenue increased fifty-two percent to two-point-seven billion euro. And we closed out 2017 with a thirty-eight percent increase to three-point-seven billion euro.

Spotify offers three different premium pay plans: Standard, Family and Student. With these different premium plans average revenue per user has declined.

These lower priced plans are seeing increased engagement and higher retention rates which have lowered overall premium monthly churn. As a result, lifetime value and overall economics per subscription have improved. As our user base matures, and with the growth in higher retention products, such as our Family and Student plans, we believe Premium Churn will continue to trend lower over time.

Additionally, our acquisition cost per new subscriber has declined. Combining lower acquisition cost with increasing lifetime value per subscriber, means our enterprise value is growing faster each time we acquire a new subscriber.

On the ad-supported side, we have more than ninety million monthly active users who account for roughly ten percent of Spotify’s total revenue. In 2015 revenue was a-hundred- ninety-six million euro. In 2016 it was two-hundred-and-ninety-five million euro – a fifty-one percent increase.

And ad-supported revenue increased again in 2017, up forty-one percent to four-hundred-sixteen million euro.

We see significant additional opportunities for growth in the traditional radio advertising market. Terrestrial radio is a fourteen-billion-dollar-a-year market in the United States. It’s twenty-eight billion globally. Both are ripe for disruption from ad-supported streaming.

With sixty-one percent of our monthly active users in the coveted eighteen to thirty-four age group, Spotify’s user demographics are a highly sought-after audience that has traditionally been difficult for advertisers to reach via other channels.

In January 2018, we were also the number one mobile app in terms of time spent by millennials, which means we know a lot about moods, moments, mindset and tastes of our one-hundred percent logged in audience, to help drive brand outcomes for our advertisers.

Investments in ad tech like programmatic audio and self-service platforms have helped to sustain our fast growth and position the business for future success.

With the combination of both our ad-supported and premium businesses, revenue has grown to more than four billion euro in 2017.

Gross margin has increased with the growth of the business, particularly in 2017, when we renegotiated our major label licensing agreements

We continue to invest in R&D to improve the overall user experience on Spotify, in order to grow faster.

Operating losses have grown with revenue, but the trend towards profitability is clear when you look at operating losses as a percentage of revenue.

You see the same trend in free cash flow, which turned positive two years ago. This means the business has been generating cash, not consuming it, despite its fast growth.

Finally, Spotify is strongly capitalized. We have no debt and held one-point-five billion euro in cash and equivalents at year end 2017.

All in all, Spotify believes its business model is both resilient and scalable.

References:

Monthly Active Users (“MAUs”) refers to the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

We define Premium Subscribers as Users that have completed registration with Spotify and have activated a payment method for Premium Service.

Average Revenue per Premium User (“Premium ARPU”) is a monthly measure defined as Premium Revenue recognized in the quarter indicated divided by average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.

Premium Churn is a monthly measure defined as Premium Subscriber cancellations in the quarter indicated divided by the average number of daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium Churn for the four quarters in such fiscal year.

Ad-Supported Monthly Active Users (“Ad-Supported MAUs”) refers to the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

We define “Free Cash Flow” as net cash flows (used in)/ from operating activities less capital expenditures and change in restricted cash.

Since February 2014, the Ad-Supported side has driven more than 60% of Spotify’s gross added Premium Subscriptions. Spotify internal data, as of December 31, 2017.

Terrestrial radio is a $14 billion per year market in the United States, as of December 31, 2016. BIA/Kelsey, Investing in Market Radio Report 2017, published March 2017.

Terrestrial radio is a $28 billion per year market globally, as of December 2017. MAGNA Global, MAGNA Advertising Forecasts Winter Update, published December 4, 2017.

61% of our MAUs are 18- to 34-years-old. Spotify internal data, as of December 31, 2017.

In January 2018, Spotify was the number one mobile app in terms of time spent by millennials. comScore, Mobile Metrix Key Measures, produced March 7, 2018.

Forward Looking Statements

The videos contain estimates and forward-looking statements. All statements other than statements of historical facts contained in the videos may be forward-looking statements. Statements regarding Spotify’s future results of operations and financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Spotify’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although Spotify believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to Spotify. Many important factors may adversely affect Spotify’s results as indicated in forward-looking statements. Moreover, Spotify operates in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties, nor are they able to assess the impact of all of these risk on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Spotify qualifies all of its forward-looking statements by these cautionary statements. See also “Risk Factors” described in the preliminary prospectus and in the final prospectus included in the Registration Statement.

The forward-looking statements included in the videos are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although Spotify believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither Spotify nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Spotify undertakes no obligation to update publicly any forward-looking statements for any reason after the date hereof to conform these statements to actual results or to changes in its expectations, except as may be required by law.

Spotify has filed a registration statement (including a prospectus) with the SEC relating to its ordinary shares to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Spotify has filed with the SEC for more complete information about Spotify and its ordinary shares. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.